EXHIBIT 99.2

Management Discussion and Analysis
                           For the nine months ended
September 30, 2012

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2012 (the “Financial Statements”) and the Company’s annual information form (the “AIF”), annual management discussion and analysis (the “Annual MD&A”) and annual audited consolidated financial statements (the “Annual Financial Statements”) for the year ended December 31, 2011.  The AIF, Annual MD&A and Annual Financial Statements are collectively referred to as the “2011 Annual Filings”.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is November 14, 2012.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -2-

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the 2011 Annual Filings as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations; (3) the viability, permitting, access, exploration and development of the Railroad Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the State of Nevada being consistent with its current expectations including, without limitation, the implementation of the new Nevada state mining tax and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration program on the Railroad and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of November 14, 2012.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -3-

Overall Performance

Gold Standard is a Canadian-based mineral resource company focused on the acquisition and exploration of, inter alia, district-scale gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the 100% owned/controlled Railroad Project (the "Railroad Project") located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 15,636 acres (24.4 square miles) within the prolific Carlin Trend of north-central Nevada.  Over the past two years, the Company’s work programs at the Railroad Project have been focused on utilizing model-driven exploration techniques to explore for Carlin-style gold mineralization.  The Company's primary objective at the Railroad Project is to continue to aggressively explore the area with a view to delineating a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resource and establishing reserves thereon.

Commencing in late 2011 and during the nine month period ended September 30, 2012, the Company entered into various leases with land holders encompassing approximately 4,128 net mineral acres of land adjacent to the Railroad Project in Elko County, Nevada (the "South Railroad Project"). The leases are substantially the same and provide for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each lease is also subject to a small upfront payment and annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$125,236 has been paid to November 14, 2012. The leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

In addition to the Railroad and South Railroad Projects, the Company holds or controls a 100% interest in the Crescent Valley North ("CVN") and Camp Douglas projects located in north central Nevada. The CVN and Camp Douglas projects are early stage gold exploration projects and, as of the date of this MD&A, the Company does not consider either of them to be material exploration and evaluation assets for the purposes of NI 43-101.

During the quarter ended September 30, 2012, the Company continued to focus its exploration efforts towards accelerating its drill program on the Railroad Project to follow-up on recent drilling successes in the North Bullion Fault Zone or “NBFZ”. The Company completed a total of 22 holes using as many as 6 drills to advance all its mineral projects.  The Company drilled a total of 32,427 feet (9,883 meters), 22,222 feet of core and 10,205 feet of RC, with more than 70% directed to targets on the Company’s flagship Railroad project on the Carlin Gold Trend. See “Results of Operations – Summary of Exploration Activities”.

As of September 30, 2012, the Company had incurred a total of $28,792,495, $2,895,595, $2,829,493 and $158,474 in acquisition and deferred exploration expenses on its Railroad, CVN, Camp Douglas and South Railroad Projects, respectively, for total acquisition and deferred exploration costs of $34,676,057.

Effective June 12, 2012, the Company’s common shares began trading on NYSE MKT under the symbol “GSV”. In anticipation of the NYSE MKT listing, the Company also changed its trading symbol on the TSX Venture Exchange from “GV” to “GSV”. On June 27, 2012, the Company completed a short form prospectus offering of 10,000,000 common shares at US$2.00 per share for net proceeds of $18,694,844, after cash commissions and expenses of $1,819,156 (the “2012 Financing”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -4-

During the nine months ended September 30, 2012, the Company also raised $11,983,558 through the exercise of 12,093,257 share purchase warrants at a weighted average exercise price of $0.99 per share and $667,750 through the exercise of 950,000 stock options at a weighted average exercise price of $0.70 per share.

As at September 30, 2012, the Company had a cash and cash equivalents position of $20,458,513 and a surplus working capital position of $17,411,135.  See “Liquidity, Financial Position and Capital Resources”.

Selected Quarter Information

All financial information in this MD&A has been prepared in accordance with IFRS. All information contained in this MD&A is current as of November 14, 2012 unless otherwise stated.

The following financial data, which has been prepared in accordance with IFRS, is derived from the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2012 and 2011:

	For the three months ended September 30,		For the nine months ended September 30,
	2012 $	2011 $	2012 $	2011 $
Revenues (interest income)	20,735	31,626	52,530	62,784
General and administrative expenses	(1,621,224)	(692,673)	(4,427,414)	(3,124,569)
Loss and comprehensive loss	(1,600,489)	(661,047)	(4,374,884)	(3,304,094)
Basic and diluted loss per common share	(0.02)	(0.01)	(0.06)	(0.06)
Working capital	17,411,135	12,223,547	17,411,135	12,223,547
Exploration and evaluation assets	34,676,057	12,594,635	34,676,057	12,594,635
Total assets	55,722,853	25,409,323	55,722,853	25,409,323
Total liabilities	3,311,704	477,812	3,311,704	477,812
The Company’s projects are at the exploration stage and have not generated any revenues other than interest earned.

At September 30, 2012, the Company had not yet achieved profitable operations and has accumulated losses of $11,956,565 (September 30, 2011 – $6,746,895) since inception.  These losses resulted in a net loss per share (basic and diluted) for the nine months ended September 30, 2012 of $0.06 (September 30, 2011 - $0.06).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -5-

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
	$	$	$	$
Interest income	20,735	15,763	16,032	30,299
Loss and comprehensive loss	(1,600,489)	(1,095,076)	(1,679,319)	(834,786)
Loss per share-basic and diluted	(0.02)	(0.02)	(0.03)	(0.01)

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter*
Three months ended	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
	$	$	$	$
Interest income	31,626	30,862	296	26
Loss and comprehensive loss	(661,047)	(1,127,987)	(1,515,060)	(1,015,720)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.03)	(0.03)

* Restated in accordance with IFRS

Variances quarter over quarter can be explained as follows:
•
Due to an increase in exploration activities, there was a general increase in general and administrative expenses (excluding share-based compensation) from $453,432 in the quarter ended December 31, 2010 to $1,291,535 in the quarter ended September 30, 2012.

•	General and administrative expenses increased primarily due to the following:
o	increased travel due to site visits and marketing
o	increased consulting fees to existing consultants and professionals
o	increased management fees to management, executives and directors
o	increased investor relations and regulatory and shareholders service expenses
•	In the quarter ended March 31, 2011, the Company incurred a loss of $242,309 on a settlement of debt.
•
In the quarters ended December 31, 2010, March 31, 2011, June 30, 2011, March 31, 2012, June 30, 2012, and September 30, 2012, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $562,314, $843,629, $608,630, $955,208, $55,223, and $329,689 respectively.

•	In the quarter ended September 30, 2012, there was a foreign exchange loss of $493,598 as a result of the drop in the value of the U.S. dollar relative to the Canadian dollar during such period.
•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -6-

The operating and administrative expenses for the nine months ended September 30, 2012 totalled $4,427,414 (September 30, 2011: $3,124,569), including share-based compensation issued during the period, valued at $1,340,120 (September 30, 2011: $1,465,921) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended September 30, 2012 were management fees of $377,248 (September 30, 2011 - $262,000), professional fees of $403,331 (September 30, 2011 - $254,606), office expenses of $160,707 (September 30, 2011 - $164,743), consulting fees of $121,433 (September 30, 2011 - $102,873), investor relations of $213,365 (September 30, 2011 - $151,474), regulatory and shareholder service of $240,758 (September 30, 2011 - $55,291) and travel and entertainment of $562,652 (September 30, 2011 - $323,006). The Company also recorded a foreign exchange loss of $604,255 for the nine months ended September 30, 2012 compared to a loss of $32,119 for the corresponding nine months ended September 30, 2011. The bulk of such loss occurred during the three months ended September 30, 2012 ($493,598) compared to the corresponding three months ended September 30, 2011 ($20,349) as a result of the drop in the value of the U.S. dollar relative to the Canadian dollar during such period. The foreign exchange loss includes an unrealized foreign exchange loss of approximately $357,261 and a realized foreign exchange loss of approximately $136,337.

The table below details the changes in major expenditures for the nine months ended September 30, 2012 as compared to the corresponding nine months ended September 30, 2011.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $115,248
Increase in management’s salaries and added directors’ fees. Effective May 1, 2012, management fees paid to certain executive officers of the Company were increased based, in part, on the report of an independent executive compensation consultant engaged by the Company to review executive compensation levels. See “Commitments” and “Related Party Transactions” below.

Consulting fees	Increase of $18,560
Increase due to the Company’s hiring, on a single contract basis, of an independent executive compensation consultant to review executive compensation levels and an increase in certain other consultants’ compensation levels.

Professional fees	Increase of $148,725	Increase due to more activities with respect to acquiring exploration and evaluation assets leases (i.e. South Railroad Project) and NYSE MKT listing.
Office expense	Decrease of $4,036	Decreased due to lower development and maintenance costs for offices and website as offices and website have been well established.
Regulatory and shareholder services	Increase of $185,467	Increased due to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Increase of $61,891	Hired additional investor relations firms to assist in promotion of the Company.
Travel and entertainment expense	Increase of $239,646	Increased level of travel for exploration and evaluation assets, site visits, and marketing in connection with the 2012 Financing.
Share-based compensation	Decrease of $125,801	Fewer stock options were granted for the nine months ended September 30, 2012.

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The table below details the changes in major expenditures for the three months ended September 30, 2012 as compared to the corresponding three months ended September 30, 2011.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Advertising and promotion	Decrease of $8,863	Decrease in advertisement in trade and industry publications.
Management fees	Increase of $61,081
Increase in management’s salaries and added directors’ fees. Effective May 1, 2012, management fees paid to certain executive officers of the Company were increased based, in part, on the report of an independent executive compensation consultant engaged by the Company to review executive compensation levels. See “Commitments” and “Related Party Transactions” below.

Consulting fees	Increase of $3,500	Increase in certain consultants’ compensation levels.
Professional fees	Decrease of $28,567	Decrease due to less activities with respect to acquiring exploration and evaluation assets leases.
Office expense	Decrease of $34,183	Decreased due to lower establishing and maintenance costs for offices and website as offices and website have been well established.
Regulatory and shareholder services	Increase of $75,806	Increased due to commencement of listing on NYSE MKT.
Investor relations	Increase of $8,983	Hired additional investor relations firms to assist in promotion of the Company.
Travel and entertainment expense	Increase of $49,722	Increased level of travel for exploration and evaluation assets, site visits, and marketing in connection with the 2012 Financing.
Share-based compensation	Increase of $316,027	More stock options were granted for the three months ended September 30, 2012.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -8-

Summary of Exploration Activities

For the nine months ended September 30, 2012, the Company incurred $17,549,607 in staking costs and deferred exploration and development costs compared to $4,412,837 for the corresponding nine months ended September 30, 2011.

The following is a breakdown of the material components of the Company’s deferred exploration and development costs, on a property by property basis, for the nine month periods ended September 30, 2012 and September 30, 2011:

	Crescent Valley		Railroad		Camp Douglas		South Railroad		Total
	$		$		$		$		$

9 Months Ended September 30, 2012

Property acquisition and staking costs		36,727		-		-		-		36,727
Exploration expenses
Claim maintenance fees		89,674		50,803		41,476		10,784		192,737
Consulting		51,857		681,555		113,512		11,232		858,156
Data analysis		4,598		139,123		7,418		-		151,139
Drilling		448,836		10,395,165		1,600,492		-		12,444,493
Equipment		8,777		100,615		17,187		-		126,579
Geological		9,848		66,778		47,496		-		124,122
Lease payments		171,934		100,711		54,714		44,006		371,365
Sampling and processing		127,892		437,430		104,148		-		669,470
Site development		13,572		332,066		-		-		345,638
Supplies		388		1,658,519		471,758		-		2,130,665
Travel		1,408		83,540		13,568		-		98,516
		965,511		14,046,305		2,471,769		66,022		17,549,607

9 Months Ended September 30, 2011

Claim maintenance fees		93,273		118,903		28,824		-		241,000
Consulting		11,931		414,264		3,340		-		429,535
Data Analysis		2,402		11,692		67,916		-		82,010
Drilling/Exploration		368,615		2,155,667		-		-		2,524,282
Equipment rental		2,035		8,346		-		-		10,381
Geological		-		35,212		37,323		-		72,535
Lease payments		112,746		68,665		49,020		-		230,431
Sampling and processing		13,978		91,727		11,235		-		116,940
Site development		-		188,552		-		-		188,552
Supplies		50,578		416,513		-		-		467,091
Travel		-		46,556		3,524		-		50,080
		655,558		3,556,097		201,182		-		4,412,837

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -9-

The total cumulative acquisition and deferred exploration costs to date are summarized as follows:

	Crescent		Camp	South
	Valley	Railroad	Douglas	Railroad	Total

Property acquisition and staking costs	$494,557	$3,816,094	$-	$-	$4,310,651

Exploration expenses
Assessment/Claim fees	277,610	285,364	128,401	10,784	702,159
Consulting	203,807	1,426,397	127,323	20,396	1,777,923
Data Analysis/Geological	33,904	317,553	170,623	-	522,080
Drilling/Site development	1,164,790	21,702,515	2,097,516	-	24,964,821
Lease payments	542,600	340,747	151,191	127,294	1,161,832
Legal fees for property acquisition	15,094	21,931	17,910	-	54,935
Sampling and processing	159,216	695,960	119,062	-	974,238
Travel	4,017	185,934	17,467	-	207,418
					-
Cumulative deferred exploration costs at September 30, 2012	$2,895,595	$28,792,495	$2,829,493	$158,474	$34,676,057

The large increase in exploration expenditures from 2011 to 2012 is due primarily to the Company aggressively exploring its Railroad project utilizing the drill as its primary exploration tool in 2012 compared to the corresponding three month period in 2011.  During the quarter ended September 30, 2012, the Company completed a total of 22 holes using as many as 6 drills to advance all its mineral projects.  The Company drilled a total of 32,427 feet (9,883 meters), 22,222 feet of core and 10,205 feet of RC, with more than 70% directed to targets on the Company’s flagship Railroad project on the Carlin Gold Trend. Fourth quarter drilling is 100% focused on Railroad targets. Drilling at Railroad was locally logistically limited because of the seasonal conditions.  Drilling at East Camp Douglas was completed early in the 3rd quarter and the 2 core rigs were moved onto the Railroad project.  A 5th core rig was added in the 3rd quarter to the Railroad project when favorable conditions permitted.

2012 3rd Quarter Highlights include:

•
Primary targets: approximately $6.71 million ($14.05 million for the nine months ended September 30, 2012) was spent at the Railroad project. The main objective was to follow up the North Bullion Fault Zone, NBFZ discovery, initially indicated by hole RR10-8 announced January 20, 2011, and followed with thick high grade gold intercepts in holes RR11-16, and RR12-01, reported Feb.22 and Apr.26, respectively.  Additional holes were designed to pursue new CSAMT data obtained along the Bullion Fault corridor. On September 18, 2012 the Company announced that hole RR12-10 had intersected 124.1 meters of 4.05 gram/Tonne (“g/T”) including an interval of 142 feet of 0.220 opt of gold (43.3 meters of 7.54g/T). The Company is continuing to drill the NBFZ and continues to confirm the presence of a large and locally robust system.   The initial CSAMT survey combined with NBFZ drill data has created what appears to be an excellent exploration tool for pursuing the six mile long, company controlled, Bullion Fault Zone corridor.  Targets similar to the NBFZ target have emerged from the data and are currently being pursued southward.  The recently obtained Plan of Operation (“POO), covering 5 square miles of property with the Railroad project area, opens the door to testing these targets with drilling, and a follow-up CSAMT to further examine the southern extensions of the Bullion Fault corridor and west extensions of the Railroad Fault zone was recently completed.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -10-

•
Secondary targets: At the East Camp Douglas project, approximately $0.25 million ($2.47 million for the nine months ended September 30, 2012) was expended. A 30-hole drill plan was created and an NOI (Notice of Intent) was submitted to, and approved by the United States Bureau of Land Management (“BLM”) in February 2012.  Twelve holes were drilled to provide an initial test of targets on the East Camp Douglas project located near Mina, Nevada.  Total footage drilled was 10,153 feet (3,095 meters).  The program provided a first ever core test of various and several bonanza vein gold-silver targets and shallow, bulk disseminated gold targets on the property.

•
Other targets: Surface work in the form of geological studies, rock sampling, ground geophysics, and soil sample surveys are also being conducted on a personnel and time availability basis on the Crescent Valley North (“CVN”) Project to develop targets on the Safford, Iron Blossom and Crescent Valley North portions of the project. At the Robinson project, early in 2012 an NOI was also submitted to, and approved by, the BLM to drill 2 to 3 holes on the Robinson Creek Project approximately 6 miles south of the Railroad Project. The north-south trending structural target zone at Robinson has similar ingredients to that of the North Bullion structural corridor on east flank of the Railroad Project.  The Robinson project was set up to be drilled as an access and timing contingency site for drilling, but was not otherwise a high priority target and not necessarily in the queue for drilling.  As a result of an unanticipated BLM caused delay in obtaining an NOI for the LT target within the Railroad Project, a three hole RC drill program for a total of 7,600 feet (2,316.5m) was conducted to test the structural target zone at Robinson.  Evaluation of these data and a decision regarding the target characteristics and further target synthesis, if any, are pending.

Railroad Project

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district.

The Company is focused on accelerating the exploration drilling program at the Railroad Project to follow-up on, among other things, recent drilling success at the North Bullion Target Zone. Planned activities at the Railroad Project include carrying out Phase 1 and a portion of Phase 2 of the exploration program recommended by the Railroad Report. Phase 1 is focused almost exclusively on target development drilling, with the primary emphasis on the North Bullion, Railroad Fault, Central Bullion, South Bullion and Lee Canyon targets with some additional drilling on the LT and North Ridge targets, for a total of approximately 70,000 feet.  Phase 1 also includes an additional CSAMT survey, magnetic, geological mapping and permitting. Phase 2 is comprised of providing more detailed definition to the recently discovered North Bullion deposit. The budgeted cost for the Phase 1 exploration program is US$14,973,000.

The Company expects to fund the cost of the Phase 1 exploration program out of its working capital surplus of $17,411,135 as at September 30, 2012 (unaudited).  See “Liquidity, Financial Position and Capital Resources”. The Company has spent $6.71 million in regards to Phase 1.  In order to accomplish the Company’s objective of completing the Phase 1 exploration program by June 2013, the Company must meet the following milestones:

•	locate and contract for a minimum of five to seven drilling rigs, including four or five core rigs, one to two reverse circulation rigs and the attendant personnel;

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -11-

•
timely receipt of assay results for drill core and other samples submitted to the Company’s independent laboratory for analysis in order for the Company to be able to assess and interpret such results to develop future drill targets for the Railroad Project and, in particular, the North Bullion Target Zone;

•
retention of existing technical staff and personnel in order to supervise drilling operations and assess and interpret the results thereof, including the hiring of additional professional staff as may be required;

•	timely receipt of all necessary permits and approvals to carry out the drilling program as may be necessary from time to time; and

•	encounter favourable weather and ground conditions to carry out the exploration program in a timely manner.

Phase 2 decision points can be defined as providing additional definition to the North Bullion deposit sufficient to allow for the calculation of resources and commencement of refined definition drilling.  If warranted by the results of both Phase 1 and initial Phase 2, an exploration program would entail extensive offset drilling on the North Bullion Target Zone in order to define the resource.  A detailed Phase 2 exploration program and budget are contingent on the results of the additional Phase 1 drilling and initial phase 2 exploration program.

Currently, the Company has identified eight major targets on its 25 square mile Railroad Project, three of which were tested during the 2011 and 2012 drilling program: the NBFZ (31 holes), the Railroad Fault zone (14 holes) and the Historic Bullion target (6 holes). Positive drill results obtained in 2011 and early 2012 provided the impetus for the Company’s decision to focus the majority of its drilling efforts during the 3 months ended September 30, 2012 on the NBFZ.

Drill intercepts obtained during the first half of 2012 indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 g/T in RR11-16, 42.7 meters of 9.4 g/T in RR12-01, and 16 meters of 15.1 g/T in RR12-10 suggest proximity to feeder structures.

Current drilling on the NBFZ is focused on intersecting locations of high grade, feeder zones of mineralization alongside faults which could have acted as the sources for the pervasive mineralization. Angled holes are being used in this next phase of the drilling with a view to, among other things, laterally expanding the NBFZ to the north and the west.

In addition to the above drill program, the Company is continuing with target development elsewhere on the Railroad Project through the evaluation of historic data and recent detailed gravity and soil sample programs; although current exploration remains heavily focused on the NBFZ in light of recent very positive results.  An additional 457 stations were added to the existing 2,435 stations in 2011 to comprise a total of 2,892 gravity readings over the 25 square mile land position. These stations were obtained in the northern portion of the Railroad Project, particularly the 4 sections leased from Newmont Mining Corporation in May 2011.  A detailed controlled source audio magneto-telluric (“CSAMT”) survey was conducted and completed with a report by Wright Geophysics June 14, 2012 over portions of the Bullion structural corridor and in particular the NBFZ discovery in order to help define target opportunities on recently acquired properties and elsewhere on the project where existing surface geochemistry suggests target potential.  A follow-up CSAMT survey to further examine the southern extensions of the Bullion and northwestern extensions of the Railroad Fault zones were conducted in the third quarter.  All of this data will be integrated into the existing database for the purpose of expanded and new target synthesis. Currently, eight large areas of target opportunity including the NBFZ, the Railroad Fault target and the Historic Bullion target have been identified within the Railroad Project; however, only the NBFZ has, to date, received significant drill assessment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -12-

South Railroad Project

The LT target area in the South Railroad project is being developed and organized for drilling in the 4th quarter of 2012.  An NOI has been submitted and approved by BLM and a bond is placed to commence the drilling of this target.

For complete assay results, drill hole collar locations, cross sections, maps and core photos, please visit the company’s website at www.goldstandardv.com.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Eureka County, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko within volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

The CVN Project is a consolidation of a number of mining leases encompassing approximately 8,506 acres located primarily in Eureka County, Nevada controlled by the Company. Four large target areas are present.  From north to south these targets include Safford, dominantly a silver target, Iron Blossom, which appears to be a copper-gold opportunity, Crescent Valley North, which is a bonanza gold and silver target opportunity, and Robinson, which is a gold target opportunity.

During the quarter ended September 30, 2012, target assessment at the CVN Project was ongoing and included mapping and additional geological and geochemical studies and assessment. Approximately four to five combined RC and core holes planned for 2012 will be delayed until 2013 in order to continue focus on the Railroad project.

Excluding claim maintenance fees, property acquisition costs and lease payments, as of September 30, 2012, the Company has incurred approximately $2.11 million (September 30, 2011 - $1.19 million) in exploration expenses on the CVN Project.

East Camp Douglas Project

The East Camp Douglas Project consists of 277 unpatented mineral claims and one fee parcel totalling approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

A 30 drill hole and access Notice of Intent has been approved by the BLM and a reclamation bond posted by the Company for the East Camp Douglas Project. In February 2012, the Company commenced an initial 10 to 12 hole core drill program for a projected total of approximately 10,000 feet to evaluate multiple targets delineated from, inter alia, the Company’s analysis of historical drill data and preliminary geological work and sampling including a detailed dipole IP survey.  The program has been completed with the last two holes were completed in the 3rd quarter ended September 30, 2012 for a total of 10,153 feet (3,095 meters).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -13-

A review of the drill data and all other data has been conducted to determine if additional exploration work including drilling is warranted.  The drill program in 2012 is estimated to have cost approximately $2.47 million. The Company is exploring for bonanza-style, bulk-mineable, gold-silver deposits on the East Camp Douglas Project similar to several other current and former bonanza-style, bulk-mineable, gold-silver districts in Nevada. The existence of gold deposits on adjacent and/or neighbouring properties is not necessarily indicative of the gold mineralization on the Camp Douglas Project.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko.  The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver where they are digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this Management Discussion have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

Subsequent to September 30, 2012 Quarter

Railroad Project:

As of November 14, 2012, drilling is ongoing with 4 core drills currently drilling in the NBFZ target area of the Railroad Project.  One reverse circulation rig is currently being mobilized to Railroad to provide pre-collars on the Bullion Fault Zone Target, test the western portion of the Railroad Fault Zone Target, and provide early drill test of the LT target in the southern portion of the Railroad property.

East Camp Douglas Project:

As of November 14, 2012, drilling is complete. The program tested multiple target opportunities identified through detailed geological mapping, surface sampling, and district-wide dipole IP (induced polarization/resistivity) survey.  The drilling program was completed early in the 3rd quarter.  Due to the Railroad program being a priority, logging and assaying of the holes was slowed and drill assays have just now been completed.   An internal review of the project has just been completed and some additional geological and potentially geophysical assessment appears warranted.  In the 4th quarter, all results will be thoroughly examined and evaluated for decision making purposes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -14-

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations.  The Company finances exploration activities by raising capital from equity markets from time to time.

As at September 30, 2012, the Company’s liquidity and capital resources are as follows:

	September 30, 2012	December 31, 2011
	$	$
Cash and cash equivalents	20,458,513	7,886,869
Receivables	50,144	93,596
Prepaid expenses	214,182	71,508
Total current assets	20,722,839	8,051,973
Payables and accrued liabilities	3,311,704	1,210,776
Shareholders’ loan	-	2,005
Working capital	17,411,135	6,839,192

The Company’s operations consist of the acquisition, maintenance and exploration of exploration and evaluation assets, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at September 30, 2012, the Company had a cash and cash equivalents position of $20,458,513 (December 31, 2011 - $7,886,869), consisting of the net proceeds from the 2012 Financing and the exercise of warrants and stock options.  See “Overall Performance” above. As at September 30, 2012, the Company had a surplus working capital position of $17,411,135 (December 31, 2011 - $6,839,192).

For the remainder of fiscal 2012, the Company has an exploration budget of approximately $4,604,000, estimated mineral exploration and evaluation assets lease obligations and tax levies of approximately $130,000 and estimated overhead expenditures of approximately $829,000, excluding the effects of foreign exchange and share-based compensation.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation assets exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes that the Company’s current working capital surplus will be sufficient to maintain current operations for the next 12 months.  See “Risks and Uncertainties”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -15-

Use of Proceeds from 2011 and 2012 Financings

In March 2011, the Company closed a non-brokered private placement of 12,578,947 common shares at a price of $0.95 per share for proceeds of $11,057,050 net of cash commissions and expenses of $892,950 (the “2011 Financing”). The budgeted use of proceeds from the 2011 Financing, the actual expenditures incurred by the Company therefrom up to March 31, 2012, and the variances are as follows:

	$
Gross proceeds from 2011 Financing	11,950,000
Share issuance costs	(892,950)
Net proceeds	11,057,050

Allocation:	Budget	Actual	Variance
	$	$	$
Railroad Project	9,000,000	9,064,349	64,349
CVN Project	900,000	842,425	(57,575)
Camp Douglas Project	800,000	793,226	(6,774)
General corporate purposes	357,050	N/A	N/A
	11,057,050

Save for a small re-allocation of funds from the CVN Project to the Railroad Project, the Company utilized the net proceeds of the 2011 Financing substantially in accordance with its original budget.  See “Results of Operations – Summary of Exploration Activities” for details of the Company’s recent exploration work on its various mineral resource properties.

In June 2012, the Company completed the 2012 Financing consisting of 10,000,000 common shares at a price of US$2.00 per share for net proceeds of $18,694,844, after deducting cash commissions and expenses of $1,819,156. The budgeted use of proceeds from the 2012 Financing are as follows:

		$
Gross proceeds from 2012 Financing	20,514,000
Share issuance costs	(1,819,156)
Net proceeds	18,694,844

Allocation:	Budget	Actual
	$	$
Railroad Project	15,357,806	6,709,635
General corporate purposes	3,337,038	1,600,489
	18,694,844	8,310,124

As the Phase I exploration drilling program is not completed, it is too early to analyze any variances in the budgeted use of proceeds.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -16-

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payment of US$4,400. A security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	51,913	134,317
Payable later than one year and not later than five years	20,601	47,587	68,188
Payable later than five years	-	-	-
Total	103,005	99,500	202,505

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month and provide for a two year payout totalling, on a collective basis, $1,260,000 in the event of termination without cause and a three year payout totalling, on a collective basis, $1,890,000 in the event of a change in control.  See “Related Party Transactions” below. On May 1, 2012 and August 31, 2012, the board of directors (the “Board”) approved certain amendments to these consulting agreements whereby the total combined payment increased to approximately $72,583 per month. As a result, the two year payout in the event of termination without cause will increase, on a collective basis, from $1,260,000 to $1,742,000 and the three year payout in the event of a change in control will increase, on a collective basis, from $1,890,000 to $2,613,000.

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations and tax levies for 2012 are $832,000. See Item 5 “General Development of the Business – Mineral Properties” of the AIF and the Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -17-

Related Party Transactions

During the nine months ended September 30, 2012, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.	Incurred management fees of $151,667 (September 30, 2011 - $130,000) to a company controlled by Jonathan Awde, a director and President of the Company.

ii.
Incurred administrative management fees of $91,833 (September 30, 2011 - $78,000) and rent expense of $55,181 (September 30, 2011 - $55,181) to a company controlled by Richard Silas, a director and Secretary of the Company. As at September 30, 2012, an advance of $7,913 (December 31, 2011 - $16,913), on account of future expenses was included in prepaid expenses. In addition, $6,131 (December 31, 2011 - $17,491) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $91,917 (September 30, 2011 - $54,000) and professional fees of $12,000 (September 30, 2011 - $41,000) to companies controlled by Michael Waldkirch, Chief Financial Officer of the Company.

iv.
Incurred salaries of $22,059 (September 30, 2011 - $Nil) and exploration and evaluation assets expenditures $144,607 (September 30, 2011 - $110,295) to David Mathewson, a director and Vice-President, Exploration of the Company.

v.
Incurred directors fees of $18,000 (September 30, 2011 - $Nil) to a company controlled by Robert McLeod, a director of the Company. In addition, $6,720 (December 31, 2011 - $Nil) was included in accounts payable and accrued liabilities.

vi.	Incurred directors fees of $13,830 (September 30, 2011 - $Nil) to David Cole, a director of the Company.

vii.	Incurred directors fees of $2,000 (September 30, 2011 - $Nil) to a company controlled by Jamie Strauss, a director of the Company.

viii.
Incurred directors fees of $8,000 (September 30, 2011 - $Nil) to Ewan Downie, a former director of the Company. Mr. Downie did not stand for re-election as a director at the Company’s annual meeting held on September 13, 2012.

ix.	The Company was indebted to shareholders for a total of $Nil as at September 30, 2012 (December 31, 2011 - $2,005). This amount was unsecured, non-interest bearing and had no fixed terms of repayment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -18-

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2012		2011
	$		$
Management fees		377,247		262,000
Professional fees		12,000		41,000
Secretarial fees		-		9,000
Exploration and evaluation assets expenditures		144,607		110,295
Wages and salaries		22,059		-
Share-based compensation		832,722		589,111
		1,388,635		1,011,406

In March 2011, the Company granted to David Mathewson, a director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome.  These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and while the Company anticipates that it has sufficient financial resources to undertake its planned exploration programs for the ensuing year, it will require additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -19-

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF and the Company’s short form supplemented PREP prospectus dated June 22, 2012 which can be assessed on the SEDAR website at www.sedar.com.

Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the audited consolidated financial statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.
Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -20-

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the three month period ended September 30, 2012.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the period ended September 30, 2012 and were not applied in preparing the Financial Statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2013 or later:

a)
IFRS 7 – Financial Instruments: Disclosures applied to offsetting financial assets and financial liabilities in accordance with IAS 32. It is effect for annual periods beginning on or after January 1, 2013 with early adoption permitted.

b)
IFRS 9 – Financial Instruments: Classification and Measurement applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

c)
IFRS 10 – Consolidation replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -21-

d)
IFRS 12 – Disclosure of Interest in Other Entities establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, and special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces additional disclosures addressing the nature of, and risks associated with, an entity’s interests in other entities. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

e)
IAS 27 – Separate Financial Statement addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

f)
IAS 1 – Presentation of Financial Statements amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect any effect on its financial statements from the adoption of this standard.

g)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on its financial statements from the adoption of this standard.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and amounts due to shareholders.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents is measured at fair value using level 1 inputs.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -22-

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)
Currency risk

The Company conducts exploration and evaluation assets exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2012, the Company had a net monetary asset position of US$10,236,705.  Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $102,367. For the three months ended September 30, 2012, the foreign exchange loss includes an unrealized foreign exchange loss of approximately $357,261 and a realized foreign exchange loss of approximately $136,337.

b)
Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)
Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at November 14, 2012, the Company has 83,720,109 common shares outstanding.

The Company has 880,526 broker warrants outstanding that expire on March 3, 2013 with an exercise price of $0.95 per share.

The Company has 4,220,000 stock options outstanding, with a weighted average exercise price of $1.01 per share and expiring from February 1, 2014 to September 5, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -23-

Corporate Governance

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 4 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of 3 directors, all of whom are independent of management.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company (the “Certifying Officers”) are responsible for designing disclosure controls and procedures (“DC&P”), or causing them to be designed under their supervision, to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our DC&P will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our DC&P are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Canadian securities legislation is communicated to management to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting Procedures

The Certifying Officers are responsible for designing internal controls over financial reporting (“ICFR”), or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those system determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company assessed the design of the ICFR as at September 30, 2012 and concluded that there are no material weaknesses in internal controls over financial reporting.

There have been no changes in the Company’s ICFR that occurred during the three months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -24-

Subsequent Events

a)
In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, but with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103.

b)
In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights (“Property”) for a period of 12 years. The Company paid an initial amount of US$1,000,000 upon execution of the agreement and is required to make annual lease payments of US$175,000 at the beginning of year two and increasing by 5% each year thereafter.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term, US$750,000 during the second year of the lease term, and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.  The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated April 27, 2012 for the year ended December 31, 2011;
•	the Company’s audited consolidated financial statements for the year ended December 31, 2011; and
•	the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2012.

This MD&A has been approved by the Board effective November 14, 2012.

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